ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

May 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Jacqueline Kaufman, Lilyanna Peyser, Aamira Chaudhry and Theresa Brillant

Re:	ALE Group Holding Limited Draft Registration Statement on Form F-1 Submitted March 17, 2020 CIK 0001806905

Dear Ms. Kaufman, Ms. Peyser, Ms. Chaudhry and Ms. Brillant:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 13, 2020 regarding our Draft Registration Statement on Form F-1 submitted on March 17, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended draft Registration Statement on Form F-1 submitted accompanying this Response Letter is referred to as Amendment No. 1.

Draft Registration Statement on Form F-1 Submitted March 17, 2020

Prospectus Summary, page 1

1.	Please tell us what consideration you gave to summarizing the material terms of the memorandum of understanding with Forbes China in your prospectus and filing it as an exhibit.

Response: The Company respectfully advises the Staff that Forbes China does not agree to publicly disclose the full text of the memorandum of understanding. The Company has removed the reference of the memorandum of understanding and Forbes China in Amendment No. 1.

2.	We note that you believe one of your competitive advantages is that you have long term cooperation relationships with third party professional providers. Please describe the nature of these cooperation relationships, and the basis for your belief that this reflects both on your credibility and commitment towards providing quality services to your clients.

Response: . The Company acknowledges the Staff’s comment and has included revised disclosure on page 61 of the Amendment No. 1

During the six years of our operation, we frequently work with Hong Kong sponsors for listing, auditors, commercial bankers and private bankers and other professionals in the corporate and finance industry on projects. Many of our new clients were generated through referrals from these third-party professional providers that we work with. These professional recognition of our services and referrals reflects our credibility and commitment toward providing quality services to our clients. In the event our clients need auditing, banking or other professional services, we have a reliable pool of candidates to recommend.

Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and secretarial needs of small and medium enterprises operating in Asia and the United States. Our long term relationship with third party professional providers enables our clients to gain direct access to and obtain high quality professional services from these professionals. Many of our clients are listed on the Hong Kong Stock Exchange, U.S. NASDAQ or New York Stock Exchange, and need to comply with various requirements or standards across different jurisdictions. The long term cooperation relationships strengthen our competitive position of providing a one-stop solution for the needs of our clients. By working collaboratively with third party professional providers, we are able to guide and assist clients efficiently.

Risk Factors, page 8

3.	Please provide risk factor disclosure about your principal shareholders’ significant control over the company, and state whether they will continue to control the company after this offering. Discuss the types of corporate matters that your principal shareholders will have the ability to control and clarify that minority shareholders will have little ability to influence the direction of the company as a result of this voting control.

Response: The Company acknowledges the Staff’s comment and has included additional risk factor on page 13 of the Amendment No. 1.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

4.	We note that revenue decreased 19% due to fee adjustments for accounting and financial reporting services and discontinued services, offset by an increase in taxation and secretarial services during the year ended March 31, 2019. Please quantify all factors contributing to changes in revenue pursuant to Part I, Item 5.B of Form 20-F and Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has provided further elaboration of the decreased revenue for the year ended March 31, 2019 on page 40 of the Amendment No. 1.

	For the years ended March 31
	2018	2019	2019	Change	Change
	HKD	HKD	US$	HKD	(%)
Revenues
Accounting and corporate consultancy services	3,790,494	2,569,940	327,389	(1,220,554)	(32.2)%
Taxation services	350,244	380,100	48,422	29,856	8.5%
Company secretarial services	1,605,321	1,688,099	215,050	82,778	5.2%
Total revenues	5,746,059	4,638,139	590,861	(1,107,920)	(19.3)%

Although the number of customers increased by 45 from 343 for the year ended March 31, 2018 to 388 for the same period in 2019, the Company’s total revenues reduced by HKD1,107,920, or 19.3%, from $5,746,059 in the year ended March 31, 2018 to HKD4,638,139 (US$590,861) in the year ended March 31, 2019. The revenue reduction is mainly due to the revenue drop from Accounting and corporate consultancy services by HKD1,220,554. Such decrease was slightly offset by an increase in revenue generated from its taxation and company secretarial services by HKD29,856 and HKD82,778, respectively.

The reasons for the revenue drop of accounting and corporate consultancy services are due to average revenue per customer for these services has decreased by 13% (from HKD92,451 to HKD80,311) together with number of customers reduced has by 9 (from 41 to 32). The decrease in average revenue per customer is resulted from the change of services scope due to company’s business strategy, which includes reducing the size of engagement and lowering the job complexity. On the other hand, overall number of customers for accounting and corporate consultancy has also decreased due to the company’s business strategy of discontinuing complex job engagement and at the same time focusing on smaller size engagements which are straight forward and involve customers that require a smaller services scope. As such, the Company’s operation has been more effective with less number of customers. These strategies have turned out to be successfully on achieving net income turnaround from March, 31 2018 to March 31, 2019.

5.	We note per page 9 that you have experienced fluctuations in revenue and cost structure from the types, complexity, number, size, timing and duration of client engagements; the utilization of revenue-generating professionals; and billing rates and fee arrangements, including the ability to successfully reach milestones, and expect that these fluctuations will continue to occur in the future. Please provide a discussion of the extent to which changes in revenue are attributable to changes in these items. Refer to Part I, Item 5.B of Form 20-F.

Response: The Company respectfully advises the Staff that the Company’s business strategy is to discontinue complex job engagements and at the same time focus on smaller size engagements which are straight forward and involve customers that require a smaller service scope. Although the number of customers has decreased, the Company can operate more efficiently. These strategies have turned out to be successfully on achieving net income turnaround from March, 31 2018 to March 31, 2019.

Plan of Distribution, page 91

6.	We note that investors in the offering will be required to complete a subscription agreement. Please file the form of subscription agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the form of subscription agreement as Exhibit 10.3 to Amendment No. 1.

Consolidated Statement of Operations, page F-4

7.	We note that you present salaries and employee benefits as general and administrative expenses in your consolidated statement of operations. It appears that these costs are directly attributable to revenue and therefore are required to be included in costs and expenses applicable to revenues (cost of services) pursuant to Rule 5-03.2(a) of Regulation S-X. Please advise.

Response: With respect to the Staff’s comments, the Company acknowledges the recognition of the costs that are directly attributable to revenue and has reflected such on pages F-4 for years ended March 30, 2019 and 2018 and F-24 for the six months ended September 30, 2019 and 2018 of the Amendment No.1.

Based on the best estimates and historical data, the Company determined that 12.5% of its salaries and employee benefits should classified under general and administrative expenses.

For the years ended March 31, 2019 and 2018, the Company has reclassified HKD1,064,856 (US$135,654) and HKD2,853,945, respectively, to direct cost of revenues from salaries and employee benefits in general and administrative expenses. As a result of the reclassification, the salaries and employee benefits included in general and administrative expenses for the years ended March 31, 2019 and 2018 were HKD152,122 (US$19,379) and HKD407,706, respectively. Total general and administrative expenses after the reclassification were HKD1,846,182 (US$235,188) and HKD3,671,289 for the years ended March 31, 2019 and 2018, respectively.

For the six months ended September 30, 2019 and 2018, the Company has reclassified HKD1,142,833 (US$145,768) and HKD281,991, respectively, to direct cost of revenues from salaries and employee benefits in general and administrative expenses. As a result of the reclassification, the salaries and employee benefits included in general and administrative expenses for the six months ended September 30, 2019 and 2018 were HKD163,262(US$20,825) and HKD40,283, respectively. Total general and administrative expenses after the reclassification were HKD1,121,647 (US$143,065) and HKD1,411,423 for the six months ended September 30, 2019 and 2018, respectively.

The Company has included the reclassification in its consolidated statements of income for the years ended March 31, 2019 and 2018, interim condensed consolidated statements of income for the six months ended September 30. 2019 and 2018, and management’s discussion and analysis of financial condition and results operations for the periods aforementioned in Amendment No. 1. Since both direct cost of revenues and general and administrative expenses were presented under operating expenses, the reclassification had no impact on the overall operating expenses for the periods aforementioned.

Statement of Consolidated Cash Flows, page F-6

8.	We note that you have classified “Loan to a director” and “Repayments of loans from a Director” as cash flows from financing activities. These cash flows should be classified as cash flows from investing activities. Please see ASC 230-10-45-12a and 13a for further guidance and revise accordingly.

Response: In response to the Staff’s comments, the Company acknowledges the classification and has reclassified “loan to a director” and “repayments of loans from a director” from cash flows from financing activities to cash flows from investing activities in the consolidated statements of cash flows for the years ended March 31, 2019 and 2018 and the interim condensed consolidated statements of cash flows for the six months ended September 30, 2019 and 2018 in Amendment No.1.

Note 6: Accrued expenses and other payables, page F-18

9.	We note per page 61 that you request prepayment from the majority of clients that you provide secretarial services and recognize these amounts as deferred revenue; however, there is no deferred revenue recorded on the balance sheet for the periods presented. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the presentation on the consolidated balance sheets as of March 31, 2019 and 2018 on page F-3 and interim condensed consolidated balance sheets as of September 30, 2019 and March 31, 2019 on page F-23 of Amendment No.1. The customer prepayment from the secretarial services clients was originally included in the account “accrued expenses and other payables” on the consolidated balance sheets, and under the sub account “customer deposits” and “Customer advance payable to third party vendors or government agencies” in the footnote of Accrued expenses and other payables. The customer prepayment is now separately presented as deferred revenue on the consolidated balance sheets or interim condensed consolidated balance sheets for the periods presented. Please see below for the details of reclassification  for the periods presented.

As of March 31, 2018 and 2019

Consolidated Balance Sheets on page F-3 of Amendment No.1:

	As of March 31,
	2018	2019	2019
	HKD	HKD	US$

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	1,927,319	356,154	45,371
Deferred revenue*	862,041	1,023,363	130,368
Income tax payable	-	57,305	7,300
Capital lease obligation, current portion	82,190	85,181	10,851
Total current liabilities	2,871,550	1,522,003	193,890

Note 6, Accrued expenses and other payables on page F-18 of Amendment No.1:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Accrued employee compensation	-	152,100	19,377
Accrued professional fees	235,350	-	-
Payable for computer software acquisition	1,080,000	-	-
Accrued commission fee	304,528	-	-
Customer advance payable to third party vendors or government agencies*	307,441	204,054	25,994
Total	1,927,319	356,154	45,371

* As of March 31, 2018 and 2019, the Company has reclassified the deferred revenue of HKD862,041 and HKD1,023,363 (US$130,368), respectively, from “customer deposits” and “customer advance payable to third party vendors or government agencies” in accrued expenses and other payable to deferred revenue on its consolidated balance sheets and the related disclosure on Amendment No.1.

As of September 30, 2019 and March 31, 2019

Interim Condensed Consolidated Balance Sheets on page F-23 on Amendment No.1

	March 31,	September 30,
	2019	2019	2019
	HKD	HKD	US$
Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	356,154	223,567	28,515
Deferred revenue *	1,023,363	760,612	97,016
Income tax payable	57,305	603,254	76,945
Finance lease obligation, current portion	85,181	57,465	7,330
Operating lease obligation, current portion	-	173,683	22,153
Total current liabilities	1,522,003	1,818,581	231,959

Note 7, Accrued expenses and other payables on page F-39 on Amendment No. 1

	March 31, 2019	September 30, 2019
	HKD	HKD	US$
Accrued employee compensation	152,100	-	-
Accrued professional fees	-	3,000	383
Customer advance payable to third party vendor or government agencies*	204,054	115,688	14,755
Other accrued expenses	-	104,879	13,377
Total	356,154	223,567	28,515

*As of March 31, 2019 and September 30, 2019, the Company has reclassified deferred revenue of HKD1,023,363 and HKD760,612 (US$97,016), respectively, from accrued expenses and other payable to deferred revenue on its interim condensed consolidated balance sheets.

Index to Consolidated Financial Statements

Note 8. Related party transactions and balances, page F-21

10.	We note a loan receivable from your CFO, Mr. Raymond Wai Man Yip, in the amount of $2,452,841 HKD as of September 30, 2019 that was wholly settled by March 2020. Please disclose the manner of settlement pursuant to ASC 850-10-50-1(d).

Response: The Company acknowledges the Staff’s comment. The Company has included the manner of the settlement in Note 8 of “Notes to Consolidated Financial Statements” for the years ended March 31, 2019 and 2018 and Note 9 of “Notes to Interim Condensed Consolidated Financial Statements” for the six months ended September 30, 2019 and 2018 in the Amendment No 1:

“The receivable represented payments made on the behalf of the director and shareholder by ALE Corporate Services Limited. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently by March 2020.”

Revenue Recognition, page F-29

11.	We note in your revenue recognition policy under ASC 606 on page F-30 that you have no variable consideration. We also note per your discussion in MD&A that revenue decreased primarily for fee adjustments. Please tell us the nature of these adjustments and your consideration of ASC 606-10-32-7 in determining transaction price.

Response: With respect to the Staff’s comment about variable consideration under ASC 606, the Company performed an analysis as follows:

The Company’s service agreements with its clients provide a fixed fee arrangement based on the scope and complexity of the services requested.

The decrease in revenue for the year ended March 31, 2019 compared to that for the same period in 2018 was primarily attributable to the lower average fee per customer for the Company’s accounting and corporate consultancy services in the year ended March 31, 2019. It was resulted from the change in the scope of services in 2019. The company remodeled its business strategy which includes discontinuing with complex job engagements, reducing the size of engagements, lowering the job complexity and focusing on smaller size engagements.

Therefore, the decreased in revenue in the year ended March 31, 2019 is not driven by price concession, discount, rebate or refund as defined under ASC 606-10-32-7. Accordingly, the circumstances that described under ASC 606-10-32-7 are not applicable to the Company.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC